F45 Training Holdings Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

September 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Janice Adeloye and Cara Wirth

Re:	F45 Training Holdings Inc. Form S-3 (File No. 333-267487)

Dear Ms. Adeloye and Ms. Wirth:

F45 Training Holdings Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267487) (the “Registration Statement”) be accelerated and that it be declared effective September 23, 2022 at 4:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Patrick Grosso

Patrick Grosso

Chief Legal Officer of F45 Training Holdings Inc.

cc:	Peter Wardle, Gibson, Dunn & Crutcher LLP